March 28, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Ingram

Re:	NN, Inc.

Registration Statement on Form S-3

Filed March 16, 2017

File No. 333-216737

Dear Mr. Ingram:

We are submitting this letter in response to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 23, 2017 (the “Comment Letter”), with respect to the Registration Statement on Form S-3 (the “Registration Statement”) filed by NN, Inc. (the “Company”).

For your convenience, the exact text of the comments provided in the Comment Letter has been included in italic, bold face type in the order presented in the Comment Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment.

General

1.	We note that you incorporate your 10-K by reference, but have not filed portions of that 10-K that are to be incorporated from your proxy. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

We acknowledge the Staff’s comment and advise the Staff that the Company will not request acceleration prior to the filing of the Company’s definitive proxy statement.

Exhibit Index

2.	We note that the Exhibit Index states that you will file Forms T-1 “by amendment or as an exhibit to a document to be incorporated or deemed to be incorporated by reference in this registration statement, including a Current Report on Form 8-K.” Please note that each Form T-1 must be separately filed under the electronic form type “305B2”. You may not incorporate by reference a Form T-1 from another filed document. Refer to Interpretation 206.01 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

We acknowledge the Staff’s comment and advise the Staff that in the event the Company elects to issue debt, the Company will file the Trustee’s T-1 on electronic form type “305B2”.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew S. Heiter

Senior Vice President and General Counsel